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Consent of Independent Registered Public Accounting Firm

To the Board of Directors of
Ballard Power Systems Inc.

We consent to the inclusion in this annual report on Form 40-F of:

  our Report of Independent Registered Public Accounting Firm dated February 20, 2013 on the consolidated statements of financial position of Ballard Power Systems Inc. (the “Company”) as at December 31, 2012 and December 31, 2011 and the consolidated statements of comprehensive loss, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2012;

  our Report of Independent Registered Public Accounting Firm dated February 20, 2013 on the Company’s internal control over financial reporting as of December 31, 2012,

each of which is contained in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2012.

We also consent to incorporation by reference of the above mentioned audit reports in the Company’s Registration Statements (No. 333-156553 and 333-161807 on Form S-8 and No. 333-180579 on Form F-10, as amended).

Chartered Accountants

Vancouver, Canada
March 15, 2013

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